UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission File Number: 1-11806

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE ETHAN ALLEN RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ETHAN ALLEN INTERIORS INC.

25 Lake Avenue Ext.

Danbury, Connecticut 06811-5286

THE ETHAN ALLEN RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Report of Independent Registered Public Accounting Firm

To the Ethan Allen Retirement Committee, Plan Administrator and Plan Participants of

The Ethan Allen Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of The Ethan Allen Retirement Savings Plan (the “Plan”) as of December 31, 2021, the related statement of changes in net assets available for benefits for the year then ended, and the related notes and schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2021, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ CohnReznick LLP

We have served as the Plan’s auditor since February 2022.

Hartford, Connecticut

June 29, 2022

Report of Independent Registered Public Accounting Firm

To the Ethan Allen Retirement Committee and Plan Participants of

The Ethan Allen Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The Ethan Allen Retirement Savings Plan (the Plan) as of December 31, 2020 and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ RSM US LLP

We served as the Plan’s auditor from 2016 to January 2022.

Stamford, Connecticut

June 25, 2021

THE ETHAN ALLEN RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

	As of December 31,
	2021	2020
ASSETS
Investments, at fair value	$223,871,165	$202,859,566
Investments, at contract value	15,733,921	16,270,860
Total investments	239,605,086	219,130,426
Receivables
Employer contributions	2,643,747	2,713,032
Notes receivable from participants	3,160,182	3,708,760
Total receivables	5,803,929	6,421,792
Total assets	245,409,015	225,552,218

Net assets available for benefits	$245,409,015	$225,552,218

See accompanying notes to financial statements.

THE ETHAN ALLEN RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2021
Additions to net assets attributed to
Net appreciation in fair values of investments	$16,281,270
Interest and dividend income from investments	17,599,431
Total investment income	33,880,701

Interest income on notes receivable from participants	173,522
Contributions
Participants	9,617,153
Employer	2,643,747
Rollover	922,789
Total contributions	13,183,689
Total additions	47,237,912

Deductions from net assets attributed to
Benefits paid to participants	27,139,802
Administrative expenses	241,313
Total deductions	27,381,115
Net increase	19,856,797

Net assets available for benefits
Beginning of year	225,552,218
End of year	$245,409,015

See accompanying notes to financial statements.

THE ETHAN ALLEN RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2021

(1)	Description of the Plan

The following description of the Ethan Allen Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan sponsored and administered by Ethan Allen Global, Inc. and its subsidiaries (collectively the “Company,” the “Employer,” or the “Plan Sponsor”). The Plan was formed effective July 1, 1994 through the merger of the Retirement Program of Ethan Allen Inc. (the “Retirement Program”) into the Ethan Allen 401(k) Employee Savings Plan. On January 1, 1999, the name of the Plan was changed from The Ethan Allen Profit Sharing and 401(k) Retirement Plan to The Ethan Allen Retirement Savings Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and is a participant-directed defined contribution plan.

The Plan is administered by the Ethan Allen Retirement Committee (the “Committee”), members of which are appointed by the Company’s Board of Directors. The Committee is responsible for the oversight of the Plan, determining appropriateness of the Plan’s investments and monitoring investment performance. Great-West Trust Company, LLC (the “Trustee”) is the directed trustee of the Plan while Great-West Life & Annuity Insurance Company (the “Recordkeeper”) serves as the recordkeeper to maintain the individual accounts of each of the Plan’s participants.

Eligibility

All U.S. employees of the Company are eligible to participate in the Plan on the first day of employment. However, the following employees or classes of employees are not eligible to participate: (i) employees whose compensation and conditions of employment are subject to determination by collective bargaining, (ii) employees who are non-resident aliens with no U.S. source income (within the meaning of the Internal Revenue Code) from the Company, (iii) independent contractors, (iv) employees of employment agencies and/or leased employees and (v) persons who are not classified as employees for tax purposes.

Contributions

Upon initially meeting the Plan’s eligibility requirements, each participant is automatically enrolled in the Plan with a 4% pre-tax deferral rate unless the participant elects a different rate. Employees have the right to not participate in the Plan and can decline automatic enrollment.

Participants may contribute from 1% to 100% of their compensation (as defined in the Plan), up to a maximum tax deferred contribution level of $19,500 in 2021 and participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions, up to a maximum of $6,500 extra in 2021, to the 401(k) portion of the Plan (as permitted by the Secretary of the Treasury under section 415(d) of the Internal Revenue Code of 1986, as amended). Participants may, in addition, contribute amounts in excess of their tax deferred contribution on an after-tax basis in the amount of 1% to 100% of their compensation. The participant’s tax-deferred contribution and after-tax contribution, in the aggregate, may not exceed 100% of their compensation.

The Company, at its discretion, may elect to match participants’ pre-tax contributions to the 401(k) portion of the Plan. Participants who are employed by the Company on the last scheduled work day of the Plan year are entitled to receive the Employer matching contributions, if any. The actual contribution is made in the ensuing year. The Company elected to match 100% of the first $500 of pre-tax contributions and 50% of the next $1,600 of pre-tax contributions for the 2021 Plan year. As such, the maximum annual Company match, on a per participant basis, was $1,300. For 2021, the Company made cash contributions on a pre-tax basis totaling $2,643,747 in satisfaction of its Employer matching contribution election for allocation to the accounts of participants. The Company’s matching contribution followed the participants’ investment choices as of the date paid.

THE ETHAN ALLEN RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2021

Employer contributions, if any, to the profit-sharing portion of the Plan on behalf of each participant are determined by the Company, although the maximum amount that can be contributed to a participant’s account in any year is the lesser of (i) $58,000 (or $64,500 including catch-up contributions, as permitted under section 415(d) of the Internal Revenue Code of 1986, as amended) or (ii) 100% of the participant’s compensation for that Plan year. The Company declared and paid a profit-sharing contribution of $495,000 for the 2021 Plan year. Employer profit-sharing contributions are allocated to each participant based on each participant’s compensation (as defined in the Plan) to total compensation of all participants during the year.

Vesting

All elective contributions made by participants, including earnings on those contributions, Company matching contributions, and Company profit-sharing contributions vest immediately. All participants shall cliff vest 100% of Company contributions received after three years of service.

Participants forfeit the nonvested portion of their accounts in the Plan upon termination of employment with the Company. Forfeited balances of terminated participants’ nonvested accounts may be used at the Company’s discretion, as outlined in the Plan. The amounts of unallocated forfeitures at December 31, 2021 and 2020 were $477,382 and $590,874, respectively.

Investment Options

Participants direct the investment of their contributions, Employer profit-sharing contributions, and Employer discretionary matching cash contributions into various investment options offered by the Plan. The Plan currently offers a broad range of mutual funds, a self-directed brokerage account, a stable value fund inclusive of a common collective trust and and fully-benefit responsive investment contracts as investment options for participants. Participants have primarily purchased shares of mutual funds, common and preferred stock and money market funds through the self-directed brokerage account.

Participants’ Accounts

A separate account is maintained for each participant. Net investment income is comprised of dividend income and net appreciation (depreciation) in fair value of investments and is allocated daily to each participant’s account on a proportional basis according to account balances so that each account bears its proportionate share of income or loss. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. The benefit to which a participant is entitled to is the benefit that can be provided from the Participant’s vested account.

THE ETHAN ALLEN RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2021

Notes Receivable from Participants (Participant Loans)

Each participant may apply to the Recordkeeper for a loan against the 401(k) portion of that participant’s account. Participants may borrow from their account a minimum of $1,000 and up to the lesser of (a) $50,000 or (b) 50% of the 401(k) portion of such participant’s account at the time of such loan. The term of these loans generally shall not exceed five years, and in certain circumstances, greater than five years as defined in the Plan document. If a participant’s employment terminates for any reason and no payment is made by the end of the second quarter following the last payment date, the loan balances will be deemed distributed and become taxable income to the participant. Participants may continue to make loan repayments after termination of employment under procedures established by the Plan administrator.

Loans are processed by the Recordkeeper upon approval of the application. The Plan Sponsor has determined that loans shall bear interest at a reasonable rate and commensurate with local prevailing lending rates. Loan rates on outstanding loans ranged from 4.25% to 7.25% during both 2021 and 2020 with maturities through 2031. Participant loans are classified as notes receivable in the statements of net assets available for benefits and measured at their unpaid principal balance plus any accrued but unpaid interest. Related fees are deducted from loan proceeds. No allowance for credit losses has been recorded as of December 31, 2021 or 2020.

Distributions and Withdrawals, including Payment of Benefits

Participants may elect to receive their benefits when they reach age 59½, or when they leave the Company. The Plan also provides death benefits to the designated beneficiary of eligible participants. An employee may withdraw any or all of their after-tax 401(k) contributions and participant rollover contributions at any time; early withdrawal of pre-tax and Company match 401(k) contributions may only be made by a participant upon attaining the age of 59½ or because of serious financial hardship, subject to limitations. Distributions are usually made in cash. If a participant’s account includes shares of Company stock, a participant can elect to receive a distribution in cash or stock. Unless a participant elects otherwise, in no event shall distributions commence later than sixty days after the close of the Plan year in which the latest of the following events occurs: the participant’s attainment of age 65; the tenth anniversary of the date on which the employee began participating in the plan; the participant’s termination date. Participants (active or otherwise) must commence required minimum distributions from the Plan beginning on April 1 of the calendar year following the later of the year in which employment terminates or the year in which the participant reaches the age of 72.

Benefits are recorded when paid.

Investment Management Fees and Operating Expenses

Investment management fees and operating expenses charged to the Plan for investments in the various funds are deducted from income earned on a daily basis and are reflected as a component of net appreciation in fair values of investments.

Administrative Expenses

In 2021, administrative expenses, other than (i) certain transaction fees borne by the participants and (ii) certain audit, legal and investment advisory fees borne by the Company, were paid by the Plan, in accordance with Plan provisions, and allocated to participant accounts based upon their account balances. Fees paid for recordkeeping and trust services amounted to $241,313 for the year ended December 31, 2021. The investment funds offered by the Plan have investment fees and expenses that are indirectly borne by the Plan and charged against the related funds’ net asset values.

THE ETHAN ALLEN RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2021

Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan, to the extent permitted by law, to discontinue its contributions, and to terminate the Plan in accordance with the provisions of ERISA. If the Plan is terminated, each participant’s interest will be payable in full according to the Plan provisions. The Company also has the right under the Plan, to the extent permitted by law, to amend or replace it for any reason. In the event of Plan termination, participants would become 100% vested in their employer contributions.

(2)	Summary of Significant Accounting Policies

Basis of Accounting and Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

The Statement of Net Assets Available for Benefits includes an immaterial correction in the presentation of the Plan's investments in the Ethan Allen Stable Value Fund as of December 31, 2020 from Investments, at fair value to Investments, at contract value. The correction in the prior period presentation does not impact total investments or net assets available for plan benefits. In addition, in Note 3 (Fair Value Measurements) there was a correction in the fair value hierarchy table as of December 31, 2020 to remove the Plan’s fully-benefit responsive investment contracts. Management determined that the correction to the prior period financial statements was not material and the classification was revised for all periods presented in the footnote disclosures.

Use of Estimates

The preparation of financial statements in conformity with U.S GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results may differ from those estimates.

Investments Valuation and Income Recognition

The Plan’s investments are stated at their fair values in the statements of net assets available for benefits at December 31, 2021 and 2020 with the exception of the Ethan Allen Stable Value Fund (a separately-managed account fund investment), which its underlying investment in a common collective trust and fully-benefit responsive investment contracts are stated at fair value and contract value, respectively. The shares of registered investment companies (mutual funds) are valued at quoted market prices. The mutual funds are valued at the Net Asset Value (“NAV”) of shares held by the Plan at year end based on the closing price reported on the active market on which the individual mutual funds are traded. The Company’s common stock is traded on the New York Stock Exchange (“NYSE”), under the ticker symbol “ETD” and is valued at the last reported sales price on the last day of the Plan year. Plan interests in collective trusts are reported at fair value as determined based on net asset value as provided by the Recordkeeper. The fair value of the self-directed brokerage accounts is determined by reference to the fair value of the underlying securities within the self-directed brokerage accounts. The underlying investments held in the self-directed brokerage accounts are valued at the closing price as quoted on the exchange where the underlying securities are traded.

Purchases and sales of securities are recorded on a trade–date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as wll as held during the year.

Fair Value Measurements

The Plan performs fair value measurements in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification 820, Fair Value Measurement (“ASC 820”). Refer to Note 3 for the fair value measurement disclosures associated with the Plan’s investments.

THE ETHAN ALLEN RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2021

Risks and Uncertainties

The Plan’s exposure to credit losses in the event of nonperformance of investments is limited to the carrying value of its investments. Investment securities, in general, are exposed to various risks, such as risk of foreign currency fluctuations relative to the U.S. dollar, interest rate risk, credit risk, and overall market volatility risk. During the year ended December 31, 2021, net appreciation in the fair value of investments totaled $16,281,270. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits, participant account balances and the statement of changes in net assets available for benefits.

In early 2020, an outbreak of a novel strain of coronavirus (“COVID-19”) emerged globally. As a result, events have occurred domestically in the U.S. and globally, including mandates from federal, state, and local authorities, which negatively impacted the world economy, disrupted financial markets and international trade, increased unemployment levels and significantly impacted global supply chains. The continuation of the effects of COVID-19 could result in significant disruption of global financial markets; however, the ultimate impact of COVID-19 on the financial performance of the Plan’s investments cannot be reasonably estimated at this time.

(3)	Fair Value Measurements

The Plan performs fair value measurements in accordance with the guidance provided by ASC 820 for all financial assets and non-financial assets that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at their fair values, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the assets or liabilities, such as inherent risk, transfer restrictions, and risk of nonperformance.

ASC 820 establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. An asset’s or a liability’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 establishes three levels of inputs that may be used to measure fair value:

●	Level 1: quoted prices in active markets for identical assets or liabilities;

●

Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

●	Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair values of the assets or liabilities.

THE ETHAN ALLEN RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2021

The following section describes the valuation methodologies used by the Plan to measure different financial assets at fair value. There were no transfers between levels during the year ended December 31, 2021.

Mutual Funds

Valued at the NAV of shares held by the Plan at year end based on the closing price reported on the active market on which the individual mutual funds are traded.

Collective Trusts

Valued at the NAV of the underlying assets owned by the fund, minus its liabilities and then divided by the number of units outstanding. The NAV is provided by the Recordkeeper, and is used as a practical expedient to estimating fair value. This practical expedient is not used when it is determined to be probable that the Plan will sell the investment for an amount materially different than the reported NAV.

Common Stock

Valued at the closing price reported on the active market on which the individual securities are traded.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table presents the Plan’s assets and liabilities measured at fair value on a recurring basis at December 31, 2021 and 2020. There are currently no redemption restrictions on these investments.

	December 31, 2021			December 31, 2020
	Fair Value Measurements			Fair Value Measurements
	Using Input Type			Using Input Type
	Level 1	Level 2	Total	Level 1	Level 2	Total
Mutual funds	$213,268,898	$-	$213,268,898	$192,728,377	$-	$192,728,377
Ethan Allen common stock	4,404,920	-	4,404,920	3,927,912	-	3,927,912
Self-directed brokerage accounts	2,848,369	-	2,848,369	2,687,795	-	2,687,795
Total investments measured at fair value	$220,522,187	$-	$220,522,187	$199,344,084	$-	$199,344,084

Other funds measured at net asset value (a)			3,348,978			3,515,482

Total investments, at fair value			$223,871,165			$202,859,566

(a)

In accordance with FASB Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

For years ended December 31, 2021, there were no significant transfers between Levels 1 and 2 and no transfers in or out of Level 3.

THE ETHAN ALLEN RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2021

The Plan’s valuation techniques used to measure the fair values of mutual funds, common stock, and self-directed brokerage accounts that were classified as Level 1 in the table above were derived from quoted market prices as substantially all of these instruments have active markets. There were no Level 2 or 3 investments as of December 31, 2021 and 2020. There have been no changes in valuation methodology as of December 31, 2021 and 2020.

The following table sets forth additional disclosures of the Plan’s investments whose fair value is estimated using net asset value per share (or its equivalent) as of December 31, 2021 and 2020:

	Fair Value		Unfunded	Redemption	Redemption
Investment Type	2021	2020	Commitment	Frequency	Notice Period

Other Funds	$3,348,978	$3,515,482	None	Daily	None

(4)	Fully-Benefit Responsive Investment Contracts

The Ethan Allen Stable Value Fund is a unitized, blended investment option consisting of guaranteed investment contracts (“GICs”) held in a separate account structure in the name of the Plan, together with an investment in the Putnam Stable Value Fund. The unitized Fund itself is not a mutual fund or a collective investment trust.

These investment contracts, which help to stabilize the value and returns of the fund, meet the fully benefit-responsive investment contract criteria and, therefore, are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and administrative expenses.

Cash flow volatility (for example, timing of benefit payments) as well as asset underperformance can be passed through to the Plan through adjustments to future contract crediting rates. Formulas are provided in each contact that adjusts renewal crediting rates to recognize the difference between the fair value and the book value of the underlying assets. Crediting rates are reviewed monthly for resetting.

The traditional investment contracts held by the Plan are guaranteed investment contracts. The contract issuer is contractually obligated to repay the principal and interest at a specified interest rate that is guaranteed to the Plan. The crediting rate is based on a formula established by the contract issuer. The crediting rate is reviewed on a quarterly basis for resetting. The contract cannot be terminated before the scheduled maturity date. The crediting rate as of December 31, 2021 and 2020 was 2.22%.

The Plan’s ability to receive amounts due in accordance with fully benefit-responsive investment contracts is dependent on the third-party issuer’s ability to meet its financial obligations. The issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments.

Certain events might limit the ability of the Plan to transact at contract value with the contract issuer. These events may be different under each contract. Examples of such events include (1) the Plan’s failure to qualify under Section 401(a) of the Internal Revenue Code (the “IRC”) or the failure of the trust to be tax-exempt under Section 501(a) of the IRC, (2) premature termination of the contracts, (3) Plan termination or merger, (4) changes to the Plan’s prohibition on competing investment options or (5) bankruptcy of the Plan sponsor of other Plan sponsor events (for example, divestitures or spinoffs of a subsidiary) that significantly affect the Plan’s normal operations.

THE ETHAN ALLEN RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2021

No events are probable of occurring that might limit the ability of the Plan to transact at contract value with the contract issuers and that also would limit the ability of the Plan to transact at contract value with the participants.

In addition, certain events allow the issuer to terminate the contracts with the Plan and settle at an amount different from contract value. Those events may be different under each contract. Examples of such events include (1) an uncured violation of the Plan’s investment guidelines, (2) a breach of material obligation under the contract and (3) a material misrepresentation.

(5)	Related Party and Party-in-Interest Transactions

As of December 31, 2021, the Plan held 167,551 shares in the Company’s common stock, with a total fair value of $4,404,920. As of December 31, 2020, the Plan held 194,355 shares in the Company’s common stock, with a total fair value of $3,927,912. For the year ended December 31, 2021, the Plan purchased and sold $480,196 and $1,166,422 of the Company’s common stock, respectively. For the year ended December 31, 2020, the Plan purchased and sold $138,673 and $696,790 of the Company’s common stock, respectively. During 2021, the Plan received dividend income on Company common stock totaling $461,819. Transactions involving the Company’s common stock qualify as party-in-interest transactions under the provisions of ERISA.

Certain members of the Company’s management perform administrative and fiduciary duties for the Plan that qualify them as parties-in-interest and/or related parties of the Plan. Transactions between such members of the Company’s management and the Plan were routine in nature and conducted pursuant to the Plan’s provisions as of and during the year ended December 31, 2021.

As described in Note 1 above, Great-West Trust Company, LLC is the directed trustee of the Plan while Great-West Life & Annuity Insurance Company serves as the recordkeeper to maintain the individual accounts of each of the Plan’s participants.

(6)	Income Tax Status

In 2016, the IRS published Revenue Procedure 2016-37, which stated that it was ending the remedial amendment cycle program, effective January 1, 2017, and that it would review only new or terminating individually designed plans going forward. Prior to 2017, individually designed retirement plans were generally required to renew IRS determinations of qualified status every five years (referred to as the remedial amendment cycle program). As a result of Revenue Procedures 2016-37, the Plan was not required to obtain a new IRS determination letter upon the expiration of the previously received determination letter dated March 14, 2013, which had stated that the Plan is a qualified plan under Section 401(a) of the IRC and the corresponding trust is exempt from income tax under Section 501(a) of the IRC. Although the Plan has been amended since receiving the determination letter dated March 14, 2013, the Committee believes the Plan is designed, and is currently being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt. Management evaluated the Plan’s tax positions and concluded that the Plan had maintained its tax-exempt status and had taken no uncertain tax positions that require adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements at December 31, 2021 or 2020. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

THE ETHAN ALLEN RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2021

(7)	Subsequent Event

The Plan has evaluated subsequent events through June 29, 2022, the date the financial statements were issued.

THE ETHAN ALLEN

RETIREMENT SAVINGS PLAN

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

As of December 31, 2021

EIN #20-2991357

Plan #003

	(b) Identity of Issuer, Borrower,	(c) Description of Investment, Including Maturity Date, Rate of Interest,	(e) Current
(a)	Lessor, or Similar Party	Collateral, Par, or Maturity Value	Value
	Mutual Funds
	American Beacon Small Cap Value Investor Fund	56,163 shares	$1,534,372
	Carillon Eagle MidCap Growth Fund	193,428 shares	17,433,659
	Dodge & Cox International Stock Fund	114,321 shares	5,406,238
	Fidelity Advisor International Capital	6,034 shares	192,061
	JPMorgan MidCap Value-Select Fund	240,076 shares	9,826,307
	MainStay Winslow Large Cap Growth	3,218,673 shares	43,226,773
	PIMCO Total Return	425,433 shares	4,369,192
	T Rowe Price Retirement 2005 - Adv	45,158 shares	1,058,484
	T Rowe Price Retirement 2010 - Adv	226,114 shares	3,045,754
	T Rowe Price Retirement 2015 - Adv	93,831 shares	1,324,887
	T Rowe Price Retirement 2020 - Adv	715,513 shares	10,625,363
	T Rowe Price Retirement 2025 - Adv	550,535 shares	8,808,567
	T Rowe Price Retirement 2030 - Adv	1,186,593 shares	19,851,703
	T Rowe Price Retirement 2035 - Adv	429,165 shares	7,518,976
	T Rowe Price Retirement 2040 - Adv	562,097 shares	10,140,225
	T Rowe Price Retirement 2045 - Adv	229,406 shares	4,248,605
	T Rowe Price Retirement 2050 - Adv	262,750 shares	4,855,627
	T Rowe Price Retirement 2055 - Adv	157,009 shares	2,936,075
	T Rowe Price Retirement 2060 - Adv	34,059 shares	641,672
	T Rowe Price Retirement 2065 - Adv	4,213 shares	53,082
	Vanguard Extended Market Index	21,432 shares	2,972,563
	Vanguard Institutional Index Fund	53,383 shares	21,662,450
	Vanguard Equity Income - Admiral	60,578 shares	5,586,491
	Vanguard Total Bond Market Index	1,259,106 shares	14,089,394
	Vanguard Total Intl. Stock Index - Instl	82,575 shares	11,293,793
	Wasatch Core Growth	6,017 shares	566,585
			213,268,898
	Common Stock
*	Ethan Allen Interiors Inc.	Common Stock, 167,551 shares held	4,404,920

	Self-Directed Brokerage Fund	Various, including registered investment companies, common stock, money market funds and cash	2,848,369

	Other Funds
	Putnam Stable Value Fund	Common collective trust	3,348,978

	Fully-Benefit Responsive Investment Contracts
**	Principal Life Insurance	Guaranteed investment contract	6,637,640
**	Protective Life Insurance	Guaranteed investment contract	9,096,281
		Total Investments	$239,605,086

	Participant Loans
*	Notes Receivable from Participants	Participant Loans (various interest rates ranging between 4.25% and 7.25% and maturing through 2031)	$3,160,182

*	Indicates a party-in-interest to the Plan

**	All investments are stated at fair value as of December 31, 2021 with the exception of the Fully-Benefit Responsive Investment Contracts, which are stated at contract value.

	Column (d), cost, has been omitted, as all investments are participant directed.

See Report of Independent Registered Public Accounting Firm.

EXHIBIT INDEX

The following documents are filed as exhibits to this report:

Exhibit
Number	Exhibit Description
23.1	Consent of Independent Registered Public Accounting Firm
23.2	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ETHAN ALLEN RETIREMENT SAVINGS PLAN

Date:	June 29, 2022	By:	/s/ Matthew J. McNulty
Matthew J. McNulty
Senior Vice President, Chief Financial Officer and Treasurer